SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES FOURTH QUARTER 2002 RESULTS
(Rio de Janeiro - February 17, 2003) - PETRÓLEO BRASILEIRO S.A. - PETROBRAS today announced its consolidated results, stated in millions of Reais in accordance with the generally accepted Brazilian accounting principles.

PETROBRAS reported consolidated net income of R$ 2,829 million for the fourth quarter of 2002 (4Q-2002), an increase of 19% over 3Q-2002. Consolidated investments for fiscal year 2002 totaled R$ 18,864 million and were 90% higher than for fiscal year 2001. As of December 31, 2002, the Company’s market capitalization was R$ 54,308 million.

.     Consolidated net income in 4Q-2002 was R$ 2,829 million (R$ 2,823 million in 4Q-2001), largely reflecting the gross margin (36%), in turn, the result of oil product prices on the domestic market during the quarter only partially reflecting the pass through of international market prices and the increase in oil exports from the Marlim Field. Other factors impacting gross margin were: the 9% appreciation in the Real in relation to the dollar (13% in 4T-2001), thus partially offsetting the negative impact of the foreign exchange devaluation for the period, the conservatively-based recognition of contingent liabilities relative to PETROBRAS’ co-responsibility for federal social security payments not made by Company service providers (R$ 398 million) and, lastly, the financial exposure to the energy segment (R$ 724 million). In the fiscal year 2002, the consolidated net income was R$ 8,098 million, 18% less in relation to the income for fiscal year 2001 (R$ 9,867 million).

.     Consolidated gross revenue in 4Q-2002 was R$ 29,429 million while net operating revenue totaled R$ 20,843 million, reflecting oil products and natural gas prices in the domestic market and a jump in exports (41% by volume and 178% in revenues). Gross and net operating revenues for 4Q-2001 were R$ 19,642 million and R$ 13,464 million, respectively.

.     In 4Q-2002, the Company reported an increase of 6% in domestic oil, NGL and natural gas production compared to the volume produced in the final quarter of 2001 (1,599,000 bpd), and averaging 1,691,000 bpd. Domestic oil production posted a record increase of 12% in fiscal year 2002.

The Company’s 4Q-2002 results produced strong cash generation with an EBITDA of R$ 4.5 billion, 41% more than for the same period in 2001. During the fiscal year 2002 the EBITDA achieved R$ 18.3 billion ( R$ 17.2 billion in 2002).

.     The Company increased its direct investments during 2002 by R$ 8,898 million in relation to the same period for 2001, largely aided by the aquisition of Perez Companc, Petrolera Perez Companc and Petrolera Santa Fé.

.     Proven reserves in Brazil, estimated according to the SPE criterion, are 11.01 billion boe and 14% more than in 2001. Production in 2002 reached 0.605 billion (boe), excluding reinjected natural gas, thus implying a reserves replenishment rate of 3.21.

.     At the next Annual General Shareholders’ Meeting and based on PETROBRAS’ 2002 results and cash generation, the Company’s Board is to recommend a dividend distribution of R$ 2,761 million (R$ 2.53 per share), which discounting the interim payment of R$ 1,086 million on January 13, 2003 (via interest on capital), represents outstanding dividends payable of R$ 1,675 million. Part of this complementary dividend, amounting to R$ 1,096 million (R$ 1.00 per share), will be payable in the form of interest on capital , subject to withholding tax of 15%, except in the case of tax-exempt shareholders. The dividend for the fiscal year 2002 represents 4.8% and 5.5% (6.3% and 6.5%, in 2001) of the market value for the common and preferred shares – “Dividend Yield”, respectively.

.     On December 31, 2002, the Company’s market capitalization was R$ 54,308 million, representing 148% of the Controlling Company’s shareholders’ equity (R$ 36,771 million).

President’s Comments , Mr. José Eduardo de Barros Dutra

This is the first time I address shareholders and investors to inform you of Petrobras’ consolidated results. Before starting, I would like to share with you my satisfaction and pride in the assignment with which I was entrusted by the Board of Directors to lead the foremost Brazilian corporation and one of the largest oil companies in the world.

In spite of the great volatility registered in both the domestic and international markets, Petrobras showed great ability to adapt and compete, and has closed the fiscal year with significantly positive results. We closed the fiscal year with consolidated net profits of R$ 8,098 million (R$ 2,823M in 4Q — 2002) and cash generation measured by EBITDA of R$ 18,283 million, higher than that of 2001 which amounted to R$ 17,250 million.

The implementation of the goals established in our Strategic Planning made it possible for the company to expand its activities internationally, highlighted by the acquisition of the control of Perez Companc, in addition to expressive increases in oil production and new discoveries in Brazil. This took place in a turbulent scenario, in which the liberalization of the Brazilian market to gasoline and diesel imports by other agents was effected and did not lead to a reduction in Petrobras’ market share.

Operational Highlights

Average Brazilian production of oil and LPG, in 2002 increased12% relative to 2001, reaching 1.5 million barrels per day (bpd), 0.7% above the strategic goal of 1.49 million bpd.

This increase in production was primarily due to the interconnection of new wells to the production platforms located in the Marlin Sul (P-40), Marlim, Albacora and Espadarte fields, and the production start-up of the Seillean unit in the Jubarte field, off the coast of Espírito Santo state.

Another factor contributing to last years’ production increase was the resumption of production from the Roncador field, with FPSO Brasil, whose production should reach 90 thousand barrels per day by the first half of 2003.

During the year, 79 exploratory wells were drilled and completed of which 18 were considered to be productive, resulting in an exploration success rate of 23%, and 12 discoveries, two on land and ten in the sea. These new discoveries, and the incorporate of probable and possible reserves, made it a growth of 14% compared to the previous year. Consequently, proven oil, condensed and natural gas reserves in Brazil reached 11.01 billion boe (barrels of oil equivalent), translating into a proven reserve replenishment ratio of 321%.

In October 2002, Petrobras paid US$1.03 billion for 58.62% shares of Perez Companc, an Argentine company and the largest independent oil company in Latin America. Petrobras also acquired 39.67% shares of Petrolera Perez Companc, by a cash payment of US$ 49.8 million.

Another important acquisition was Petrolera Santa Fé, the Argentine branch of Devon Energy Corporation, for US$ 89.5 million, increasing even further our asset portfolio in oil exploration and production outside Brazil. Average daily production of derivatives in refineries both in Brazil and abroad reached 1,701 thousand barrels per day (bpd), in line with performance in 2001. The share of domestic oil in the total volume processed in Brazilian refineries increased from 76% to 79%. This is the result of investments and continuous improvement in the performance of our refineries.

In 2002, the lifting cost in Brazil, without government participations, decreased 8% compared to the previous year, dropping to US$ 3.00 per barrel.

In 2002, refining unit cost in Brazil fell 4% relative to the same period of the previous year, contracting to US$ 0.94 per barrel. This reduction is partly explained by the conversion of costs generated in Brazilian currency into dollars.

As a result mainly of the increase of our domestic oil production, net imports of oil and derivatives amounted to only 103 thousand barrels/day, representing a 71% decrease compared to 2001. This is a confirmation of the positive trend to a Petrobras trade surplus in the medium term.

Financial and Corporate Highlights

The consolidated net operating income for Petrobras increased 15% compared to 2001. This essentially reflects the partial pass through to domestic invoice prices of higher prices in the international oil products markets and currency exchange rate variations, as well as increased exports resulting principally from international sales of Marlim oil.Net indebtedness of the Petrobras System, on 31.12.2002, was R$ 31,482 million, due primarily to the impact of exchange rate devaluation on part of the debt and due to the reduction of cash balances after the acquisitions of Perez Companc and Petrolera Santa Fé, amounting to R$ 2.9 billion.

In fiscal year 2002, total capital expenditures in Brazil reached R$18,864 million (excluding the amounts disbursed through SPC’s in the “off balance sheet” concept that amounted to approximately US$1,127 million in the year 2002) accounting for an increase of 90% on the funds invested for the same period of 2001.

The financial results and cash generation in 2002 will enable the Board of Directors to propose at the next Shareholders’ Meeting, to be held on 27.03.2003, the payment of dividends for the year totaling R$2,761 million (i.e. R$2.53 per share).

In February, 2002, Petrobras through its subsidiary Petrobras International Finance Company (PIFCo), advancing in its strategy to extend the profile of its debt maturities and raise funds at lower costs, concluded a third issue of senior notes amounting to US$500 million in the capital markets (the previous two (2) issues of senior notes were placed in 2001).

During 2002, Petrobras placed two issues of ordinary non-convertible debentures. The first was completed on 29 August 2002. 750,000 ordinary debentures with a 10-year term were issued amounting R$750 million. On 22 October 2002, Petrobras placed a second issue with an 8-year term with characteristics similar to the previous issue. Due to an excess in demand, the second issue was increased from R$750 million to R$775 million.

In April 2002, Petrobras, through its subsidiary company Petrobras International Finance Company (PIFCo) renewed its US Commercial Paper program in the value of US$335 million.

To support various Company operations, bank guarantees were issued throughout the year 2002 amounting to approximately US$507 million.

In 2002, the Company itself or through its subsidiaries PIFCo, and Brasoil contracted credit lines in the total value of US$619 million of which US$197 million were long term and the remainder maturing in up to 360 days.

In November, the financing operation involving oil production platforms P-8, P-15 and P-32 was completed. This transaction structured as a sale-leaseback reached a total value of US$485 million of which US$300 million have already been disbursed. The term of this financing was 8.5 years.

In May 2002, Petrobras obtained from the Securities and Exchange Commission a pre-registration for future issues valid for the next two years, in the form of a Shelf Registration. During this period, the Company may issue notes and securities of variable or fixed income in the value of up to US$8 billion.

In July, the “Deposit of Receipts in Spain” program was initiated relating to preferred and ordinary shares issued by Petrobras leading to the listing of DR – Deposit of Receipt by Latibex. In December, the Board of Directors approved the listing of preferred and ordinary shares in the Commercial Stock Exchange of Buenos Aires.

Fiscal Contribution

Petrobras’ economic contribution to the country in the year 2002 measured by payment of taxes, fees and social contributions amounted to R$32,847 million, an increase of 55% in relation to the same period of 2001.

Events subsequent to closing of the financial year

On 13 January 2003, PETROBRAS paid shareholders R$1,086 million in the form of interest on capital which corresponded to R$1 per ordinary and preferred share. These dividends will be discounted from the dividends proposed for the financial year of 2002.

On 7 November 2002, the Board of Directors of PETROBRAS approved the purchase of Petrobras Distribuidora S.A – BR by means of a share swap for preferred shares in Petrobras and cancelled the public registration of PETROBRAS Distribuidora. On 29 January 2003, a public offer auction was held where the conditions for cancellation of the registration of the publicly traded company BR Distribuidora were confirmed. On 5 February 2003, the Comissão de Valores Mobiliários cancelled the registration for the publicly traded company BR Distribuidora.

On 11 February 2003, Petrobras announced the postponement of the bid requests construction of platforms P-51 and P-52. With this decision, Petrobras advancing in its medium and long term policy will reassess the conditions for the participation of national companies in the construction of these two platforms. The new criteria to be established will assure international competitiveness.

Consolidated Net Income

PETROBRAS, its subsidiaries and controlled companies reported consolidated net income of R$ 2,829 million on 4Q-2002, with an operational profit (1) corresponding a reduction of 10% compared to 3Q-2002 operational profit.

The main factors affecting the Company’s net consolidated income in 2002 were:

•	Price increases in oil products partially in line with prices prevailing in the international market and the appreciation of the dollar against the Real, as well as the increase in exports (139%), principally of oil from the Marlim Field, and higher sales of natural gas to the domestic market (16%).

•	An increase (12%) in the domestic production of oil, NGL and natural gas, which generated a correspondingly higher throughput of domestic oil at the refineries (79% in 2002 compared to 76% in 2001), improving the Company’s cost structure.

•	The increase in production costs of domestic oil, impacting costs of goods sold by R$ 1,698 million, influenced by the higher government take in Brazil. This reflected international oil prices and the devaluation of the Real against the dollar as well as higher provisioning costs for abandoned wells (R$ 443 million), due to revised estimates for the abandoned and the dismantled production areas.

•	Increase in net financial expenses (R$ 2,103 million), due primarily to the devaluation of the Real in relation to the dollar during the period (52.3%), but partially offset by a foreign exchange gain in the translation effect on shareholders’ equity in overseas controlled companies totaling R$ 1,284 million.

•	Regularization of the Petroleum and Alcohol Accounts which resulted in a extraordinary expense of R$ 105 million, due to reimbursements recognized by the audit conducted by the Federal Government Working Party.

•	Provision for losses on financial exposure in thermoelectric power plant contracts in the amount of R$ 724 million and provision of R$ 828 million for non-reimbursable contractual contingencies (payment of “capacity” of the Eletrobolt and Macaé Merchant plants) related to thermoelectric power plants.

•	Provision for contingencies relating to INSS (Official Social Security) notifications for R$ 398 million attributing joint as well as several other responsibilities to PETROBRAS for INSS contributions not made by service providers.

Company by Company Results

The principal factors affecting PETROBRAS’ net income

(1)     PETROBRAS – PETROBRAS posted 4Q-2002 net income of R$ 2,458 million, driven mainly by the partial pass through of international prices to domestic prices and higher unit sales costs due to greater outlays with government and other third party participations in consortiums (SPC) and increased provisions for abandoned wells. These operating costs increases plus the INSS liabilities contingencies and the energy business were offset by higher export volumes from the Marlin Field. Other elements which impacted 4Q-2002 results were: equity income from subsidiaries that was R$ 341 million greater than in 4Q-2001; and the appreciation in the Real against the dollar for the quarter (9% in 4Q-2002 and 13% in 4Q-2001). Net income for fiscal year 2002 was R$ 9,816 million (R$ 10,294 million in 2001).

(2)     BRASPETRO – The Extraordinary General Meeting of PETROBRAS’ shareholders held on September 30, 2002, approved the incorporation of BRASPETRO by PETROBRAS, thus concluding the restructuring process begun in 2000. As part of this restructuring, on September 5, 2002, PETROBRAS constituted Petrobras Internacional Braspetro B.V. – PIB BV, domiciled in the Netherlands and on September 25, 2002, Petrobras Participaç&otidle;es S.L., domiciled in Spain. Both will operate as holding and sub-holding companies respectively, for the components of the PETROBRAS System related to the activities of the International Business Area. With the conclusion of the restructuring of the International Area and with the incorporation of BRASPETRO into PETROBRAS, the companies Brasoil, BOC and PIB BV, previously controlled by BRASPETRO, are now directly controlled by PETROBRAS.

(3)     THERMOELECTRIC PLANTS – Includes ownership stakes thermoelectric power plants companies: (Termogaúcha, Ibiritermo, Termorio, Araucária, Termoaçu, and Termosergipe).

Consolidated Financial Highlights

In 4Q-2002, PETROBRAS, its subsidiaries and controlled companies generated total operating profit of 4,527 million before interest, equity income, tax, depreciation and amortization (EBITDA), a 45% increase over the same quarter in 2001.

In 4Q-2002, the gross margin declined by 2 percentage points in relation to 4Q-2001, principally due to the increase in costs of imported oil and oil products and oil production costs, impacted by the higher government take in Brazil. This reflected the higher prices prevailing in the international market, the depreciation of the Real against the dollar, and the revised provision for costs of wells to be abandoned which resulted in increased expenses of R$ 443 million. Gross margin was also adversely impacted by increased refining costs due to higher expenses related to HSE and higher provisioning covering scheduled stoppages at the REPAR, REPLAN and REVAP refineries. This increase was offset to some extent by the partial pass through to domestic oil product prices of international market prices and the foreign exchange devaluation.

In 4Q-2002, net margin declined by 7 percentage points compared with the same quarter in 2001 due to the factors described above as well as loss provisions of R$ 724 million for financial exposure implicit to thermoelectric power plant contracts, and contingency provisioning of R$ 398 million for INSS notifications.

Consolidated Debt

As of December 31, 2002, the PETROBRAS System reported a 10% increase in net debt compared with September 30, 2002, largely due to the reduction in its cash position following the acquisition of Perez Companc, Petrolera Perez Companc and Petrolera Santa Fé for a total of R$ 2.9 billion.

The Company has been taking steps to improve its debt maturity profile by borrowing at longer tenors and, at the same time, paying down shorter-term liabilities. The debt/equity ratio stood at 63% on December 31, 2002 and remained unchanged in relation to September 30, 2002.

Results by Business Segment

Consolidated Capital Expenditures

In accordance with the objectives established in the strategic plan for 2001-2005, PETROBRAS, continues to prioritize capital expenditures in developing its oil and natural gas for its own account and through joint ventures. In the fiscal year 2002, total investments were R$ 18,864 million (excluding investments through SPCs on an off-balance sheet basis, worth approximately US$ 1,127 million for 2002), a year-over-year increase of 90%.

  In the fiscal year 2002, 65% of the Company´s domestic capital expenditures for its own account were allocated to exploration and production.
  In line with its objective of increasing production, the Company has signed 47 joint venture agreements to invest in exploration and production development areas where PETROBRAS has already made commercial finds. Capital expenditures are forecasted at US$ 4,982 million.
  On October 24, 2002, Braspetro Oil Company, controlled by PETROBRAS, concluded the acquisition of 100% of Petrolera Santa Fe Southern Cone, Inc., a holding company incorporated in the British Virgin Islands, which controls 100% of Petrolera Santa Fe S.R.L, a company incorporated in Argentina, at a cost of US$ 89,550,000 disbursed in cash on that date. Petrolera Santa Fe is involved in oil and gas exploration, development and production in Argentina

Exploration & Production

4Q-2002 domestic oil and NGL production was 7% higher than in 4Q-2001, specifically as a result of the start-up in production of the FPSOs - the Brasil, in the Roncador field, and the Seillean in Jubarte field. The reduction in production during 4Q02 comparing to 3Q02 was mainly due to stoppages of several platforms in the Campos Basin and stoppage in P-34 platform as a result of listing on 10.13.2002

In 2002, the average year-over-year oil and NGL output was 12% higher. This increase was achieved largely through the start-up of new wells in the Marlim Sul field (P-40), whose the system began the production in December 2001, Marlim (P-35 and P-37) and Espadarte (ESPF).

The increase in domestic natural gas production was largely due to the increase in oil and NGL output.

Refining, Transport and Marketing

The 3 percentage points year-over-year increase for fiscal year 2002 in the share of domestic oil as a percentage of total refinery throughput represented a strategy for enhancing company returns and is being achieved thanks to the continuous upgrading in refinery performance.

Costs

For fiscal year 2002, Brazilian lifting costs, excluding the government take, fell 8% compared to 2001, due to a 12% increase in oil, NGL and natural gas production offset by the increase in production costs, largely a reflection of preventive well maintenance principally in the Marlim, Albacora and Espadarte fields and to the renewal of insurance policies covering the Campos Basin. The 6% quarter-over-quarter growth in 4Q-2002, is due to the programmed maintenance stoppages of several production systems in Campos Basin, in the production interruption in the Barracuda and Caratinga fields, since 10.14.2002, as a result of the listing of the platform P-34 and, by the effects of the conversion to the dollar of costs incurred in local currency as a result of the appreciation of the Real against the North America currency, amounting to 9% in 4Q-2002.minimized by the start up of production from the Jubarte (Seillan) and Roncador (FPSO-Brasil) fields.

Domestic unit refining costs in 2002 declined year-over-year by 4%. 4Q-2002 domestic refining costs were 18% lower than in 4Q-2001, while posting an increase of 10% in relation to 3Q-2002, mainly the result of a scheduled stoppage at REVAP refinery's Atmospheric Distillation Vacuum Unit as well as other programmed interruptions at the REPLAN and REPAR refineries, and by the translation effect of converting costs in local currency into dollars.

In 2002, the 6% year-over-year reduction in the Corporate Overhead (1), is the result of lower costs in retirement benefits calculated on the actuarial liabilities to the pension fund, and the reduction resulting from the conversion of local currency costs into dollars due to the devaluation of the Real against the dollar, which, in 2002, amounted to 52.3% in relation to 2001. The Corporate Overhead in 4Q-2002, compared with 3Q-2002, increased by 7%, largely due to the increase in contracted services as well as expenses incurred with information technology, publicity, institutional advertising, sporting sponsorship and other social projects and donations.

Net Operating Revenue

Consolidated net operating revenue grew 55% year-over-year in 4Q-2002, and reflect basically an increase in exports, in large part of oil from the Marlim field, as well as the partial pass-through to domestic prices of the higher international oil product prices and the depreciation of the Real.

Exports of oil and oil products totaled R$ 3,310 million in no 4Q-2002, a 139% increase over 4Q-2001.

Net operating revenue fell by 2% in comparison to 3Q-2002, due to the 3% reduction in value of sales and the appreciation of the foreign exchange rate, which feeds through to foreign currency revenue.

Revenues expenses consolidated assets and liabilities are affected by businesses carried out by Fabrica Carioca de Catalisadores, a new affiliate jointly controlled by Petroquisa, by Petrolera Santa Fe (BOC) and by the following thermal electric plants, included in the consolidation process by the joint control accounting criteria: Termogaúcha, Termosergipe Termoaçu, Termorio, Ibiritermo, and UEG Araucária. The EG3 Company (and controlled companies) located in Argentina, indirectly controlled by Downstream Participações has been part of the consolidated accountancy since December 2001.

Sales Volume

Domestic 4Q-2002 sales volume posted a 1% decline compared to 4Q-2001, mainly due to lower naphtha sales since the petrochemical sector began in 2002 to import a portion of its requirements, to lower fuel oil sales caused by competition from alternate fuels and the slowdown in the manufacturing sector and, to lower aviation kerosene sales due to slower Brazilian economic growth.

As regards total foreign sales, exports from the Marlim Field increased by 106% in 4Q-2002 when compared to the same quarter in 2001.

As from January 1, 2002, the Brazilian fuel market has been totally deregulated, pursuant to Law 9478 (the Petroleum Law) and Law 9990 of August, 1997 and July 21, 2001, respectively, permitting other companies besides PETROBRAS to produce and sell fuels to the domestic market as well as import and export oil products

Consolidated Sales Costs

On a year-over year basis, total 4Q-2002 sales costs increased 39%, reflecting the collection of the new CIDE tax and the lower collection of the now-extinct PPE charge in 4Q-2001 due to higher prices of oil products in the international market.

As part of the deregulation process, under Law 10,336, of December 19, 2001, the Federal Government instituted the Economic Domain Intervention Contribution charge (Contribuição de Intervenção do Domínio Econômico - CIDE), applicable on the import and sale of fuels. The charge is levied on producers, mixers and importers and collection of the charge is effected in Reais in accordance with the provisions of article 5 of the same Law and based on the unit measure sold for each type of fuel.

The 80% reduction in PASEP/COFINS charges in the fiscal year 2002 compared with 2001 also reflects Law 10.336/2001, article 8 which allows these items to be offset against CIDE payments.

Income Statement - Consolidated

Millions of Reais (R$)					
Fourth Quarter				Fiscal Year	
3Q-2002	2002	2001		2002	2001
29,095	29,429	19,642	**Gross Operating Revenues**	99,164	79,906
(7,800)	(8,586)	(6,178)	**Sales Deductions**	(29,988)	(22,394)
21,295	20,843	13,464	**Net Operating Revenues**	69,176	57,512
(13,770)	(13,400)	(8,375)	Cost of Goods Sold	(44,205)	(34,856)
7,525	7,443	5,089	**Gross Profit**	24,971	22,656
			Operating Expenses		
(1,383)	(1,502)	(1,139)	Sales, General & Administrative	(5,200)	(4,080)
(319)	(522)	(420)	Cost of Prospecting, Drilling & Lifting	(1,359)	(1,076)
(99)	(153)	(109)	Research & Development	(421)	(310)
(449)	(152)	(153)	Taxes	(1,042)	(689)
(1,033)	(1,850)	(1,055)	Others	(3,464)	(2,701)
			Net Financial Expense		
1,068	857	196	Income	3,629	3,160
(802)	(668)	(561)	Expense	(2,463)	(2,127)
1,939	(248)	(351)	Monetary & Foreign Exchange Correction - Assets	3,183	495
(5,351)	1,441	2,034	Monetary & Foreign Exchange Correction - Liabilities	(7,796)	(2,872)
(3,146)	1,383	1,318		(3,447)	(1,344)
(6,429)	(2,795)	(1,558)		(14,933)	(10,200)
1,275	(403)	(427)	Gains from Investment in Subsidiaries	1,426	198
2,371	4,244	3,104	**Operating Profit**	11,464	12,654
-	606	-	**Balance Sheet Monetary Correction**	606	-
(108)	(61)	849	**Non-operating Income (Expense)**	(170)	1,257
(747)	(1,036)	(576)	**Income Tax & Social Contribution**	(4,009)	(3,875)
852	(480)	(291)	**Minority interest**	651	247
-	(444)	(263)	**Employee Profit Sharing Plan**	(444)	(416)
2,368	2,829	2,823	**Net Income (Loss)**	8,098	9,867

Balance Sheet - Consolidated

Cash Flow Statement - Consolidated

Value Added Statement - Consolidated

Consolidated Statement of Business Segmentation - 12.31.2002

Millions of Reais (R$)							
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
INCOME STATEMENTS								
Net Operating Revenues	36,816	54,539	2,684	19,131	4,226		(48,220)	69,176
Intersegments	30,697	16,174	527	294	528		(48,220)	
Third Parties	6,119	38,365	2,157	18,837	3,698			69,176
Cost of Goods Sold	(18,952)	(49,694)	(1,782)	(17,101)	(3,534)		46,858	(44,205)
Gross Profit	17,864	4,845	902	2,030	692		(1,362)	24,971
Operating Expenses	(2,120)	(2,054)	(1,836)	(1,468)	(581)	(3,363)	(64)	(11,486)
Sales, General & Administrative	(520)	(1,760)	(171)	(1,308)	(372)	(1,069)		(5,200)
Taxes		(50)	(25)	(104)	(43)	(820)		(1,042)
Prospection, Drilling and Lifting Costs	(1,143)				(216)			(1,359)
Research & Development	(211)	(105)	(14)	(1)	(1)	(89)		(421)
Others	(246)	(139)	(1,626)	(55)	51	(1,385)	(64)	(3,464)
Operating Profit	15,744	2,791	(934)	562	111	(3,363)	(1,426)	13,485
Interest Income (Expenses)	(651)	(361)	(417)	1	(126)	(1,893)		(3,447)
Gains from Investment in Subsidiaries	105	(168)	(7)		(7)	1,503		1,426
Balance Sheet Monetary Correction					606			606
Non-operating Income (Expense)	(18)	8		(14)	(134)	(12)		(170)
Income before Taxes and Minority interests	15,180	2,270	(1,358)	549	450	(3,765)	(1,426)	11,900
Income Tax & Social Contribution	(5,165)	(861)	(108)	(165)	(326)	2,085	531	(4,009)
Minority interests		(16)	858	(91)	(13)			651
Employee interest	(192)	(121)	(2)	(43)	(3)	(83)		(444)
Net Income (Loss)	9,823	1,272	(610)	250	108	(1,850)	(895)	8,098

Consolidated Statement of Business Segmentation - 12.31.2001

Other Operating Expenses (Revenues) - Consolidated 12.31.2002

Consolidated Statement of Business Segmentation - 12.31.2002

Consolidated Statement of Business Segmentation - 12.31.2001

Consolidated Statement of Business Segmentation - 12.31.2002

Consolidated Statement of Business Segmentation - 12.31.2001

BUSINESS SEGMENTS RESULTS

PETROBRAS operates as an integrated company, with the greatest share of production of petroleum and gas from the Exploration and Production segment transferred to other business areas within PETROBRAS.

In the segmented financial reports, the operations of the Company are presented in accordance with the Organization & Management Model approved by Petrobras’s Board of Directors on October 23, 2000 including the following areas:

(a)

Exploration and Production: includes, through Petrobras, Brasoil, PIB-BV, and PIFCO, the activities of exploration, development of production and production of oil, natural gas liquids and natural gas in Brazil, with the primary objective of meeting the demands of Brazil’s refineries, and selling the surplus in domestic and international markets and/or taking advantage of commercial opportunities;

(b)

Supply: includes through Petrobras, Downstream, Transpetro, Petroquisa, Brasoil, PIFCO, BOC and PIB BV, the activities of refining, logistics, transportation and sale of oil products and alcohols, and stakes in petrochemical companies in Brazil as well as two fertilizer plants;

(c)	Distribution: responsible for the distribution of oil products and alcohol in Brazil, represented basically by the operations of BR Distribuidora,

(d)

Gas and Energy: includes, working through Petrobras and Gaspetro, the activities related to the sale and transportation of natural gas produced in Brazil or imported, partnership holdings in natural gas transportation and distribution companies, and in thermal electric facilities.

(e)

International: includes, working through PIB BV Holanda, Brasoil, Downstream and BOC, the activities of exploration and production of petroleum and gas, the supply of gas and energy, and distribution in 13 countries around the world.

Items that cannot be attributed to the other areas are included under the heading of Corporate Organization, notably those linked to corporate financial management, the overhead related to the Administration of the Company and other expenses, including actuarial expenses related to health and pension plans.

The accounting information by business activities was prepared based on the assumption of “controllability”, which attributes to the business segments only those items over which these segments exercise effective control.

Highlighted below are the principal criteria used in the certification of the results by business area:

a)     Net Operating Revenue: all income deriving from sales to external customers, to which were added the billing between business areas, with internal transfer prices determined between the areas taken as reference prices.

b)     Operating profits are determined by taking from net operating revenues, the costs of goods and services sold, which are calculated by business area considering internal transfer prices and other operating costs for each segment, as well as operating expenses, which include the expenses effectively incurred by each area.

c)     Assets: include the assets identified in each area.

The main factors which contributed to the net profits by business area were:

EXPLORATON AND PRODUCTION – In 4Q-2002 net income attributed to the exploration and production business area was R$ 2,932 million, 12% less than for the previous quarter (R$ 3,329 million). This was due principally to the reduction in the gross margins on sales, reflecting a reduction of 5% in the volume of oil / NGL and gas produced because of scheduled shutdowns in several production units and because of the listing of P-34 in October 2002, as well as to the increased cost of government participation and the abandonment of areas. Contributing to this result was an increase of R$ 236 million in expenses related to geology and geophysics, because of the intensification of exploration activity, in order to be able to meet the legal deadlines for the concession contracts and which resulted in significant discoveries, mainly in the Jubarte and the Cachalote fields, and from dry or non-commercial wells.

In 2002, net income was R$ 9,823 million , 60% greater than in 2001 (R$ 6,118 million), mainly due to the level of gross margins, which reflects the increases in the reference prices of domestic oils, as a result of the exchange rate devaluation and increasing international prices, (principally for heavy oil). The increase of 12% in the production of oil / NGL and 9% in the production of gas, taking into account the entry of new wells in the Marlim (P-35 and P-37) field, in Espadarte (ESPF) and mainly, the entry of the P-38/P-40 system in December 2001, in the Marlim Sul field contributed to this result.

A significant portion of this increase in production was exported, principally from the Marlim Field, in the Campos Basin, which lead to an increase of 139% with respect to the volume of oil exported the year before. Part of these effects were offset by the increase in operating expenses, mainly during 4Q-2002, because of the increase in spending on geology and geophysics (R$ 587 million) and with dry wells (R$ 512 million).

It should be noted that the results for 2001 were extraordinarily impacted by the effects of the accident with P-36 (a loss of R$ 286 million), by the provisions for losses in accounts receivable linked to the consortia contracted for the construction of platforms (R$ 1,009 million) and for the gains from the liens on platforms (R$ 831 million).

SUPPLY – During 4Q-2002 the Net Profits from Supply were R$ 405 million (against a loss of R$ 246 million in 3Q-2002), reflecting mainly the increase of 23% in the average value of sales of derivatives and the gains from participation in the petrochemical sector, originating mainly from the increase in the value of the Real against the dollar which offset the larger share of domestic oil in the feedstock (77% during 4Q-2002 and 80% during 3Q-2002) and a reduction of 2% in the volume sold, principally in the exports of fuel oil and the sales of LPG and aviation kerosene in the domestic market.

Despite the increase in the average realization value, gross revenue decreased by R$ 36 million. It is important to note the revision of the allocation criteria for logistical costs, retroactive to the previous quarters, which generated an increase of approximately R$ 400 million in the cost of sales in counterpoint to a reduction in sales expenses.

During 2002, net income was R$ 1,272 million, 74% less than the previous year (R$ 4,931 million), mainly due to the reduction in refinery margins associated with the partial pass through of the currency devaluation and the 5% reduction in sales volume of oil products on the domestic market, mainly Naphtha, since part of the petrochemical consumption was directly satisfied through imports by companies of the sector, of fuel oil resulting from the competition of substituted products and the retraction in the transformation industry, and of aviation kerosene, influenced by the decline in the economic growth of the country.

Other aspects that contributed to this result were the losses in shareholding stakes in petrochemical companies (R$ 168 million), whose earnings were affected by the currency devaluation as well as an increase in the share of domestic oil in the feedstock, from 76% in 2001 to 79% in 2002, through continuous improvement in the performance of the refineries.

Gas and Energy – In 4Q-2002, earnings from natural gas businesses reflected the increase of 29% in the average realization price and a 13% rise in sales volume, mainly in the manufacturing, automobile and household segments as well as a reduction of net financial expenses, the results of the effects of a 9% increase in value of the Brazilian Real against the US$ dollar related to the debt for construction of the Bolivia-Brazil gas pipeline. The Gas and Energy business area, however, posted a loss of R$ 133 million, 54% higher than the loss recorded for the previous quarter (R$ 289 million), due to the following factors:

The company has a commitment to make contingency payments for three merchant thermoelectric plants (Macaé, Eletrobolt and MPX), in order to reimburse operating expenses, taxes and the opportunity cost of invested capital, in the event the revenues from the sale of energy from these plants is insufficient to cover these commitments. During 4Q-2002, these contingency payments totaled R$ 396 million.

In addition, Petrobras has a commitment to supply natural gas for the production of energy in eight thermoelectric plants as well as to acquire part or all of the energy they generate at a set a price which remunerates their investments.

Because of its own characteristics, and as a result of the situation in the market, the commitments that were made by the Company caused exposure to risk of future losses.

Thus, the Company continues to make efforts to sell electric energy. At the moment, it is negotiating a number of contracts with distributors and free consumers, so that its exposure can be substantially reduced over the shortest amount of time possible.

In view of the contingency exposures and the contract negotiations for the sale of energy currently under way, the Board of Directors authorized an accounting provision on December 31, 2002, representing a total of R$ 724 million (US$ 205 million) to cover possible losses over subsequent periods.

During fiscal 2002, the earnings of the natural gas businesses reflected increases of 22% in average realization prices and 16% and sales volume, mainly for the non-thermal segment, as well as an increase in the participation of domestic gas in the sales mix (67% in 2002 and 62% in 2001). However, the gas and energy business area posted a net loss of R$ 610 million in 2002, 180% higher than the loss recorded in 2001 (R$ 218 million), due to the following:

•	Contingency payments for the merchant thermoelectric plants for non-reimbursable contractual contingencies incurred in 2002 totaling R$ 828 million;
•	The provision for possible losses implicit in the exposure to future losses in contracts with thermoelectric plants for the upcoming fiscal years, totaling R$ 724 million;
•	Financial expenses of R$ 417 million, arising from debt for construction of the Bolivia-Brazil gas pipeline, heavily impacted by the 52% currency devaluation during the year.

DISTRIBUTION — In 4Q-2002 the distribution business area posted net income of R$ 74 million, 76% higher than the previous quarter (R$ 42 million), mainly as a result of a 3.5% increase in sales volume and 14% the increase in the average realization value of oil products.

During fiscal 2002, net income was R$ 250 million, mainly as a result of improvement of 2% in gross distribution margins. This result also conservatively takes into account a provision for credits in the liquidation of doubtful accounts totaling R$ 185 million (R$ 44 million in 2001), the result of a re-evaluation of the risks in the customer portfolio. The volume sold and BR’s share of the distribution market remained practically unchanged compared to the previous year (27 million cubic meters and 33%, respectively). When compared to 2001 (net income of R$ 272 million), this result was 8% lower, in light of the fact that during the previous year an extraordinary gain was posted, totaling R$ 132 million, as a result of the participation of BR in an asset swap involving PETROBRAS and REPSOL.

INTERNATIONAL – In line with its strategic plan, the operations in this business area are focused on the integration of the company’s Latin American businesses, especially in the Southern Cone (Argentina), where a number of shareholding stakes in Perez Companc, Petrolera Perez Companc and Petrolera Santa Fé were acquired.

In 4Q-2002, the international business area recorded net revenues of R$ 987 million (equivalent to US$ 364 million), with an operating loss of R$ 43 million (equivalent to US$ 8 million) due mainly to the increases in the costs for acquiring oil by EG3 that, because of the economic situation in Argentina, could not be transferred to the domestic prices of byproducts in that country. However, net income for the business area was R$ 165 million, because of the recognition of monetary correction revenue of R$ 606 million, from the Argentinean companies, according to local legislation, and net financial revenues of R$ 119 million stemming from the 7% appreciation of the Argentine peso against the dollar during the quarter.

In 2002, the international segment reported net revenues of $ 4,226 million (equivalent to US$ 1,196 million), with operating income of R$ 111 million (equivalent to US$ 31 million), 34% less than the operating income of R$ 167 million registered the previous year, mainly because of the following factors:

•	declining production in mature fields in Block 2 in Angola;
•	lower prices of the oil and gas basket of prices and sales volumes in the United States;
•	the termination of a number of gas sales contracts with YPF in Argentina;
•	an increase in operating expenses, mainly due to the 52% devaluation of the Real against the dollar;
•	recognition of operating losses in EG3, acquired in December 2001, and Petrolera Santa Fé, acquired in October 2002.

Net income was R$ 108 million. Besides the operating income, highlights were the effect of the depreciation of the Argentine peso, which resulted in monetary correction revenues of R$ 606 million, partially compensated for by the losses of R$ 226 million stemming from currency exchange conversion on overseas business investments and net financial expenses of R$ 126 million.

In 2001, despite losses of R$ 206 million originating from currency exchange conversions, net income of R$ 332 million was posted, mainly the result of a R$ 198 million gain (US$ 85 million) through the sale of Petrobras UK.

CORPORATE – The units that make up the Petrobras Corporate System generated a loss of R$ 490 million in 4Q-2002, 82% superior than the loss posted the previous quarter (R$ 268 million).

The performance in 4Q-2002 can be attributed to the following factors:

•	corporate overhead expenses of R$ 474 million;
•	disallowances of R$ 105 million recognized in the oil and alcohol accounts, stemming from an audit conducted by the Audit Work Group instituted by the Federal Government;

Part of these effects was compensated by the 9% appreciation of the Real against the dollar, which resulted in a reversal of financial expenses and exchange gains from business investments abroad, in a net amount of R$ 364 million.

During 2002, a net loss totaling R$ 1,850 million was recorded, 61% higher than the loss of R$ 1,146 million posted the previous year, mainly because of the following factors:

•	net financial expenses of R$ 1,893 million (R$ 381 million in net financial income 2001), mainly reflecting the 52% currency devaluation on the Company’s debt not tied to the business areas mainly offset by gains of R$ 1,353 million form from the exchange translation effect on investments in overseas subsidiaries (gain of R$ 300 million in 2001).
•	corporate overhead of R$ 1,591 million;
•	tax expenses of R$ 819 million;
•	disallowances of R$ 105 million in the petroleum and alcohol accounts.

1. Inflationary effects in Argentina

Due to the high level of Argentine inflation during the fiscal year 2002, for equity income and consolidation purposes, the financial statements for the indirectly controlled companies EG3 S.A., PETROBRAS Argentina S.A. — PAR and PETROLERA SANTA FE S.A., and joint venture, Companhia MEGA S.A. all domiciled in Argentina, were prepared in accordance with Brazilian accounting practices, applying efficient methods for recognizing inflationary effects.

The index used for monetarily restating the fiscal 2002 financial statements of these companies was the Argentine Wholesale Price Index, which reported an accumulated increase of 118% during the year.

The criteria for expressing the companies’ financial statements in constant currency in the fiscal year 2002 were as follows:

i.     Balance Sheet: the non-monetary items (fixed assets and shareholders’ equity) were registered at their up-dated value as at December 2002;

ii.     Income Statement for the Fiscal Year: the expenses and revenue for the fiscal year were monetarily restated as from the month in which they were registered up to December 2002;

iii.     The restatement of the non-monetary items is reflected in the results statement under the item balance sheet monetary correction.

2. Acquisition of a shareholding stake in Perez Companc S.A.

On October 17, 2002, the Final Contract for the Acquisition of Shares was signed between the Perez Companc family through the Perez Companc Foundation and PETROBRAS through the intermediary of Petrobras Participaç&otidle;es S.L., indirectly controlled by Braspetro Oil Company – BOC, for the acquisition of a controlling stake of Perez Companc S.A. and part of the shares of Petrolera Perez Companc.

Under the agreement, PETROBRAS purchased 58.62% of the outstanding capital stock of Perez Companc S.A. and 39.67% of the free float of Petrolera Perez Companc, paying the equivalent of US$ 689,184,000 cash and US$ 338,416,000 in notes issued by Petrobras International Finance Company – PIFCO, a wholly owned subsidiary of PETROBRAS, for Perez Companc, and US$ 49,752,000 cash for shares of Petrolera Perez Companc.

PETROBRAS received 627,845,399 class B shares of Perez Companc S.A. (resulting from the conversion of the same number of class A shares owned by members of the Perez Companc family), and 621,871,347 class B shares owned by the Perez Companc Foundation, as well as 198,355, common shares of Petrolera Perez Companc S.A..

The restructuring of Perez Companc’s debt, a sine qua non for the finalization of the operation, was concluded on October 4, 2002 for a total refinancing of approximately US$ 2 billion.

The due diligence process was concluded with some adjustments to the valuation of certain business segments and corresponding adjustments to the final terms and conditions of the sale.

On October 16, 2002, PETROBRAS’ Board of Directors approved the terms and conditions of the acquisition and in accordance with Argentine legislation, the relevant documentation was delivered to the country’s anti-trust authority (CNDC — Comisión Nacional de Defensa de la Competencia).

Perez Companc is the Latin America’s largest independent energy company and is involved in oil exploration and production as well as refining, transport and petrochemicals. It also has interests in electricity generation, transmission and distribution and other sectors of the power industry. While the Company does not expect the Argentine anti-trust regulator to respond unfavorably, to safeguard PETROBRAS against any adverse outcome, we have included in the terms of the final contract for the share acquisition, conditions whereby PETROBRAS may unravel the operation depending on the level of the requirements contained in CNDC’s eventual ruling.

Thus, while PETROBRAS has acquired the shareholding control of Perez Companc S.A. and Petrolera Perez Companc S.A., PECOM’s financial statements have not been consolidated into the Company’s financial statements as at December 31, 2002 given the possibility of the operation having to be unwound. This conservative posture has been adopted for safeguarding the Company pursuant to CVM Instruction 247/96 and on the recommendation of the external auditors PriceWaterhouseCoopers Auditores Independentes. Following the CNDC’s approval of the operation and the elimination of any contractual modification, the financial statements of PECOM and Petrolera Perez Companc S.A. will be evaluated by the equity income method and also included in PETROBRAS’ consolidated statement. Should Perez Companc S.A. and Petrolera Perez Companc S.A. be consolidated, then the PETROBRAS’ principal accounts will be demonstrated accordingly:

Balance Sheet – Consolidated

Petrobras and PECOM – Consolidated

Assets	Millions of Reais (R$)	Liabilities	Millions of Reais (R$)
	Dec. 31, 2002		Dec. 31, 2002
Current Assets	**41,357**	**Current Liabilities**	**32,078**
Cash and Cash Equivalents	12,742	Short-term Debt	7,838
Accounts Receivable	7,453	Suppliers	7,005
Inventories	12,578	Taxes & Social Contribution Payable	7,102
Others	8,584	Project Finance and Joint Ventures	1,836
		Pension fund obligations	233
		Dividends and Interest on Own Capital	2,812
		Others	5,252
Non-current assets	**14,869**	**Long-term Liabilities**	**41,846**
Petroleum & Alcohol Account	644	Long-term Debt	31,332
Marketable Securities	1,629	Subsidiaries, Controlled and Affiliated Co.	25
Subsidiaries, Controlled and Affiliated Co.	1,410	Pension fund obligations	515
Ventures under Negotiation	970	Deferred Taxes & Social Contribution	4,850
Advances to Suppliers	1,334	Health Care Benefits	3,844
Investments in Companies to be Privatized	246	Others	1,279
Deferred Taxes and Social Contribution	1,613		
Advance for Pension Plan Migration	1,022	**Provision for Future Earnings**	**404**
Others	6,001		
		Minority Interest	**1,282**
Fixed assets	**53,745**	**Shareholders' Equity**	**34,361**
Investments	1,675	Capital Stock	16,631
Property, Plant & Equipment	51,225	Reserves	11,518
Deferred	845	Net Income	6,212
Total Assets	**109,971**	**Total Liabilities**	**109,971**

Income Statement – Consolidated

Petrobras and PECOM – Consolidated

Financing – Long Term

3. Changes in the Petroleum and Alcohol Accounts

In 2002, the balance of the Petroleum and Alcohol Accounts increased by R$ 457 million, totaling R$ 644 million. The principal factors contributing to this increase were:

• Booking of credits and the settlement of debits for the period up to December 20, 2002, and authorized by the Agência Nacional do Petróleo (ANP). This resulted in the payment of R$ 439 million pursuant to the Program for the Equalization of Sugar Cane Production for the North-East Region under the provisions of Law 10,453 of May 13, 2002 and Decree 4,491 of November 29, 2002;

• Reversal of values pending settlement of delinquent FUP/FUPA payments related to published debit notices for a net value of R$ 92 million, previously appropriated to the Accounts by order of the Director-General of the ANP and published in the Official Gazette;

• Provision for R$ 77 million relating to Court Injunctions requested between December 20, 2002 and December 31, 2002;

• Adjustments recommended by the Audit Commission ANP/STN, constituted by ANP Ruling 50 of April 19, 2002 and booked up to December 31, 2002 totaling R$ 105 million to the credit of the Accounts with respect to the period from July 1,1998 and December 31, 2001;

• Regularization of procedures adopted in the reimbursement for storage of alcohol stocks in own facilities for a total of R$ 28 million to the credit of the Accounts relative to originating events occurring before December 31, 2001 pursuant to Law 10,453 of May 13, 2002.

• Regularization of procedures adopted for calculating the result of alcohol sales for the amount of R$ 26 millions to the credit of the Accounts by virtue of adjustments made in the physical alcohol stocks.

In accordance with Company’s announcements contained in explanatory notes to the annual and quarterly financial accounts, the Government Audit, currently in progress, will certify the regularity and exactness of the debit balance in the Petroleum and Alcohol Accounts, thus enabling the conclusion of the reconciliation of the accounts with the Federal Government.

Once the audit is completed, the value of the bonds held in guarantee for the debit balance outstanding at June 30, 2003, or for the securitized credits, will be adjusted for the new value, according to Provisional Measure 2,181-45 dated August 24,2001.

4. Consolidated Taxes and Charges

PETROBRAS’ 4Q-2002 economic contribution to the country, as measured by payment of taxes, fees and other social charges, totaled R$ 8,684 million, a year-over-year increase of 40%. The 4qures for the fiscal year 2002 are similar, with a 55% year-over-year increase.

5. Government Take

The 21% year-over-year growth in 4Q-2002 royalty payments reflects the growth in domestic production and the effect of the Real’s devaluation on domestic oil reference prices, which forms the basis for establishing the amount of royalties to be paid.

Highly productive fields, such as Marlim, Albacora and Marlim Sul, are subject to special participation payments, the value of which is a function of the variation in reference prices of the oil lifted, based on a methodology established by ANP and calculated on the basis of the previous quarter’s quoted prices. The amount of special participation paid in 4Q-2002 grew 29%, due to the higher reference prices for oil and the higher 3Q-2002 production volumes, which were used as the basis for calculating the special participation in 4Q-2002 in relation to the quotes used as the basis for third quarter payments.

6. Reconciliation of Consolidated Results and Shareholders’ Equity

* According to CVM Instruction 247/96 and PUBLIC NOTFICATION/CVM/SNC/SEP 04/96, the losses on investments, when valued by the equity income method and contingent upon the entities being a going concern, must be limited to the value of the stake of the controlling shareholder. The losses from negative net worth of controlled companies should therefore not have any effect on PETROBRAS’ results or shareholders’ equity for the fiscal year 2002 will be accounted for in PETROBRAS’ stand-alone financial statements and its Consolidated Financial Statements.

7. Environmental and Social Projects

The principal Environmental and Social projects can be found in the Investor Relations section of PETROBRAS’ corporate website (www.petrobras.com.br).

8. PETROBRAS Shares and ADR Program

As of December 31, 2002, the book value of PETROBRAS’ shares was R$ 31.60

9. Controlling Company’s Basic Net Income Statement for Dividend Distribution.

The balance of the dividend payment proposed on December 31, 2002 in the amount of R$ 2,761 million includes a payment of interest on capital, approved by the Board of Directors on October 31, 2002 in the amount of R$ 1,086 million, which was made available to shareholders on January 13, 2003, corresponding to R$ 1.00 per common and preferred shares. The dividend payment was based on the share position as of November 12, 2002, and also includes a portion of interest on capital approved by the Board of Directors on January 31, 2003 in the amount of R$ 1.096 million, corresponding to R$ 1.00 per common and preferred shares, to be made available on a date to be established by the Shareholders General Meeting for the payment of the remaining balance of the dividend for fiscal 2002. The payment is to be made based on the share position as of March 27, 2003.

Without the issue of new shares, PETROBRAS’ management approved on February 17, 2003 an increase in the company’s capital stock from R$ 16,291 million to R$ 19,392 million through the capitalization of revenue reserves constituted for previous fiscal years,. The objective of the increase is to structure the Company’s capital in such a manner as to make it compatible with the oil industry, which is capital intensive with a long maturing operational cycle, as a whole —

10. De-listing of BR Distribuidora S/A.

On November 7, 2002, PETROBRAS’ Board of Directors approved a public offer by the Company for the purchase of the shares of Petrobras Distribuidora S.A.(BR), with the objective of de-listing the company in accordance with CVM Instruction 361 of March 5, 2002, to be paid in preferred shares that will be issued by PETROBRAS.

The public offer to acquire the shares is consistent with PETROBRAS’ strategy of developing the Brazilian capital markets and is in the best interests of shareholders, as it aligns the strategic interests of both companies, preventing potential conflicts and focusing investor attention on PETROBRAS’ shares alone. This could potentially enhance their liquidity and the positioning the company in the corporate and operational model adopted by the Company’s major international competitors without causing losses to BR’s minority shareholders.

In addition, the Board of Directors approved the appraisal report for BR which set a value of R$ 45.40 (forty-five Reais and forty cents) per 1,000 (one thousand) BR shares, PETROBRAS’ appraisal report which set a value of R$ 64.90 (sixty-four Reais and ninety cents) for 1 (one) PETROBRAS share and the exchange ratio of 0.7 PETROBRAS share for each lot of 1,000 BR shares to be adjusted and increased by a premium as established in a specific formula.

At the same meeting and pursuant to item VI of article 122 of Law 6,404 pf December 15, 1976, PETROBRAS’ Board of Directors approved the convening of an Extraordinary General Meeting of PETROBRAS’ shareholders on December 9, 2002, for the purpose of deliberating on the ratification of the appointment of the institution for preparing the appraisal of BR and its approval.

On January 29, 2003, pursuant to CVM Instruction 361/02, the public offering by auction was held, the result of which provided the necessary authority for the delisting of BR Distribuidora. On February 5, 2003, the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários –CVM) de-listed BR.

11 – INSS (Official Security) Filings – Joint Liability

PETROBRAS received a number of fiscal notifications regarding social security obligations arising from the irregular presentation of documentation required by the INSS to eliminate its joint liability regarding the contracting of services for construction and other areas, as foreseen under paragraphs 5º and 6º of article 219 and paragraphs 2º and 3º of article 220 of Decree 3.048/99.

The Company set up reserve for this contingency in the amount of R$ 398 million, in light of the fact that it considers that its chances of a successful defense in these administrative process are remote.

Internally, the procedures for improving inspection of contracts and the correct requirement of the presentation of documents foreseen under legislation to prove withholding of INSS payments on outsourced contracts were revised.

Regarding the Internal procedures cited above, PETROBRAS is analyzing each one of the notifications in order to seek recovery of the amounts.

12 – Change in Accounting Practice

During fiscal year 1999, PETROBRAS’s management changed a number of accounting practices formerly used by the Company, especially those relating to accounting for oil and gas exploration and production operations. The objective was to change its practices to those used by the main international oil companies. Furthermore, in August 2000, the Company was registered with the Securities and Exchange Commission (SEC) of the United States, and its shares began trading on the New York Stock Exchange (NYSE). As of then, the Company has been obliged to prepare its accounting statements according to the generally accepted accounting practices of in the U.S. (US GAAP), and to file them with the SEC.

In 2001, FASB issued the “SFAS 143 – Accounting for Asset Retirement Obligations” that defines new treatment for the recognition of costs involved in the abandonment of oil wells and the disassembly of areas. PETROBRAS must adopt the SFAS 143 requirements as of January 1, 2003 for its accounting statements according to US GAAP.

Thus, in order to permanently improve the presentation of its accounting statements and in line with its policy of preparing them according to international accounting practices, mainly those related to the oil and gas exploration and production activity, the management of PETROBRAS decided to adopt as of January 1, 2003 in its accounting statements prepared according to BR GAAP and US GAAP, the SFAS 143 concepts regarding recognition of the costs involved in the abandonment of oil wells and the obligation associated with the disassembly of those areas. The main aspects of these new accounting practices are outlined below:

•	Costs incurred with the abandonment of wells and dismantling oil and gas production areas will be recorded as part of the costs of these assets, to be offset by provisions underwriting such outlays;

•	Estimates of abandonment costs will be entered considering the net present value of these obligations after discounting at a risk free rate;

•	Estimated abandonment costs will be reviewed annually, with consequent revisions of the calculations of net present values, and adjustments to the accounted value of assets and liabilities; and

•	When applicable, the foreign exchange variation applicable for updating the share of estimated costs indexed to the US dollar should be reflected as an increase or decrease in liabilities, as an offset to earnings for the Fiscal Year.

Consequently, on January 1, 2003, the effects of introducing these new accounting practices providing for well abandonment costs (net of taxes), will be recorded directly against Net Equity, as Adjustments Pertaining to Previous Years, in an amount of approximately R$ 2,500 million.

Income Statement – Controlling Company

Balance Sheet – Controlling Company

Cash Flow Statement – Controlling Company

Value Added Statement – Controlling Company

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.